March 6, 2020

Ren e Aguiar-Lucander
Chief Executive Officer
Calliditas Therapeutics AB
Kungsbron 1, C8
SE-111 22
Stockholm, Sweden

       Re: Calliditas Therapeutics AB
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 2, 2020
           CIK No. 0001795579

Dear Ms. Aguiar-Lucander:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2020 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Budenofalk for Autoimmune Hepatitis, page 111

1. We note your response to comment 4 and agree that the relevant analysis is whether your business is substantially dependent on the Falk agreement. Please provide us with a detailed analysis supporting your believe that your plans to seek regulatory approval and commercialize Budenfalk are not substantially dependent on your agreement with Dr.
       Falk Pharma GmbH. Your analysis should address how you could commercialize
       Budenofalk without in-licensing Budenofalk 3 mg oral capsules from Dr. Falk Pharma.
        Additionally, to the extent your license with Dr. Falk Pharma permits you to use Dr. Falk
       Pharma's clinical data for purposes of seeking orphan drug designation or FDA approval,
 Ren e Aguiar-Lucander
Calliditas Therapeutics AB
March 6, 2020
Page 2
      please explain how you would meet the requirements without Dr. Falk Pharma's clinical data, and the additional time and expense you might incur in creating your own clinical data for these purposes..
Calliditas Therapeutics AB and Subsidiaries
Notes to Consolidated Financial Statements
Note 6. Auditors' Fee, page F-21

2. You noted "Other Audit Activities" as "services in accordance with a special agreement on financial statements." Please describe to us specifically what these audit activities relate to.
       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameRen e Aguiar-Lucander
                                                           Division of
Corporation Finance
Comapany NameCalliditas Therapeutics AB
                                                           Office of Life
Sciences
March 6, 2020 Page 2
cc:       Michael Rosenberg, Esq.
FirstName LastName